SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rockwood Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

774415103

(CUSIP Number)

Joel M. Frank

OZ Management LP

9 West 57th Street, 39th Floor

New York, NY 10019

212-790-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 2 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) OZ Management LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.00%
14.	Type of reporting person (see instructions) IA

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 3 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Holding Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.00%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 4 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Capital Management Group LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.00%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

Schedule 13D CUSIP No. 774415103	Page 5 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Och
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.00%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D
Schedule 13D CUSIP No. 774415103		Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Shares”), of Rockwood Holdings, Inc. (the “Issuer”) and, in the manner set forth below, amends and supplements the Schedule 13D filed by the Reporting Persons on September 22, 2014 (the “Initial Schedule 13D”) . Except as expressly set forth herein, there have been no changes to the Initial Schedule 13D. As disclosed in the Issuer’s Current Report on Form 8-K (“the Form 8-K”) filed on January 12, 2015, pursuant to the terms of the Agreement and Plan of Merger the Issuer entered into on July 15, 2014 (the “Merger Agreement”), the Issuer became a wholly-owned subsidiary of Albemarle Corporation (“Albermarle”) on January 12, 2015. In connection with the consummation of the Merger Agreement, Albemarle and the Issuer notified the New York Stock Exchange (“NYSE”) that each issued and outstanding Share of the Issuer, other than certain excluded shares which the Reporting Persons did not hold on January 12, 2015, was canceled. As a result, the Reporting Persons no longer own 5% or more of the Shares and are filing this Schedule 13D as an exit filing. The principal executive office of the Issuer is located at 100 Overlook Center, Princeton, New Jersey 08540.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is amended and restated as follows:

On July 15, 2014, the Issuer entered into the Merger Agreement with Albemarle for the purpose of Albemarle’s acquiring control of the entire equity interest in the Issuer. Subject to the terms and conditions of the Merger Agreement, each outstanding Share of the Issuer will be exchanged for $50.65 in cash and 0.4803 shares of Albemarle common stock (the “Merger Consideration”). Since some of the Shares were acquired following the public announcement of the tender offer, under interpretations of the Staff of the Securities and Exchange Commission, the Reporting Persons may be deemed to have acquired the Shares in connection with the proposed takeover. The Shares reported herein were acquired by the Reporting Persons for investment purposes and not with a view towards changing or influencing control of the Issuer.

As disclosed in the Issuer’s Form 8-K, pursuant to the terms of the Merger Agreement, the Issuer became a wholly-owned subsidiary of Albemarle on January 12, 2015. In connection with the consummation of the Merger Agreement, Albemarle and the Issuer notified the NYSE that each issued and outstanding Share of the Issuer, other than certain excluded shares which the Reporting Persons did not hold on January 12, 2015, was canceled and that each Share of the Issuer was converted into the right to receive the Merger Consideration. As a result, the Reporting Persons no longer own 5% or more of the Shares and are filing this Schedule 13D as an exit filing.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is amended and restated as follows:

(a)	The aggregate number and percentage of Shares reported to be beneficially owned by the Reporting Persons in this Schedule 13D is 0 Shares, constituting approximately 0.00% of the Shares outstanding, based upon 0 Shares outstanding due to the cancellation of the Shares as disclosed in the Issuer’s Form 8-K filed on January 12, 2015.

As of the date of this filing:

(i) OZ, OZHC, OZM and Mr. Och may be deemed beneficially to own 0 Shares, constituting approximately 0.00% of the Shares outstanding.

(b)	Shared voting and dispositive powers of the Reporting Persons:

(i) OZ, OZHC, OZM and Mr. Och have shared voting and dispositive powers over the 0 Shares reported herein. As some of the Shares reported herein are held in Accounts managed by OZ Management II LP (“OZII”), a Delaware limited partnership, and OZII is a wholly-owned subsidiary of OZ, OZ shares voting and dispositive power over some of the Shares reported herein with OZII. Och-Ziff Holding II LLC (“OZHII”), a Delaware limited liability company, serves as the general partner of OZII and OZ is the sole member of OZHII. Consequently, OZ shares voting and dispositive power over some of the Shares reported herein with OZHII.

SCHEDULE 13D
Schedule 13D CUSIP No. 774415103		Page 7 of 9 Pages

(ii) OZM as the sole shareholder of OZHC and may be deemed to control voting and dispositive power over the 0 Shares reported herein.

(iii) Mr. Och, as Chief Executive Officer and Executive Managing Director of OZM, may be deemed to control voting and dispositive power over the 0 Shares reported herein.

(c)	Information concerning transactions in the securities of the Issuer during the past sixty days effected by the Accounts for which the Reporting Persons have management and discretionary authority is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	No person other than the Accounts has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e)	Not applicable.

Schedule 13D	Page 8 of 9 Pages
CUSIP No. 774415103

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2015

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och

Page 9 of 9 Pages

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

The transactions described below were effected for cash in the open markets.

Date	Purchase / Sale	Security Type	Number of Shares	Price per Share
11/17/2014	Sale	Common Stock	23,433	$79.1905
11/18/2014	Sale	Common Stock	8,137	$79.1844
11/19/2014	Sale	Common Stock	75,000	$78.881
11/20/2014	Sale	Common Stock	10,000	$78.8672
11/20/2014	Sale	Common Stock	100,000	$78.8792
11/21/2014	Sale	Common Stock	4,118	$79.0573
1/12/2015	Sale	Common Stock	150,000	$78.849
1/12/2015	Sale	Common Stock	115,000	$79.1715